[redacted]

10029444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSG Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue, 24th Floor
(No. and Street)

New York, New York 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen, CEO (212) 499-4280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co. CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6C | Flushing | NY | 11354
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Amundsen, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSG Markets LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Sharon A. Kels, Notary Public
Palmer Township, Northampton County
My commission expires April 11, 2013

Signature

Joseph Amundsen, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSG MARKETS, LLC

As of December 31, 2009

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
BSG Markets, LLC

We have audited the accompanying statement of financial condition of BSG Markets, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSG Markets, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen, CPA
Yin Shen Co. CPA
New York, New York
February 12, 2010

BSG MARKETS, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash & cash equivalent	$ 253,791
Other assets (restricted cash)	1,000,000
Total assets	$ 1,253,791

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 93,500
Other payable	5,004
Total liabilities	98,504
Members' Equity	
Members' Capital	687,992
Current year changes	467,295
Total members' equity	1,155,287
Total liabilities and members' equity	$ 1,253,791

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Income

for the Year Ended December 31, 2009

REVENUES:	
Fee income	$ 1,500,000
Dividends and interest income	295
Total Revenue	1,500,295
EXPENSES:	
Professional fees	$ 6,000
Occupancy	12,000
Compensations	15,000
Total Expenses	33,000
INCOME BEFORE INCOME TAXES	1,467,295
PROVISION FOR INCOME TAXES	0
NET INCOME (LOSS)	$ 1,467,295

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,467,295
Adjustments to reconcile net income to net cash used in operating activities:		
Accrued expenses	33,000	
Other payable	5,004	
Total adjustments		38,004
Net cash used in operating activities		1,505,299
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' distribution	(1,000,000)	
Members' contribution	500,000	(500,000)
Net cash provided by financing activities		(500,000)
INCREASE IN CASH		1,005,299
CASH AT BEGINNING OF THE YEAR		248,492
CASH AT END OF THE YEAR		$ 253,791

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2009

	Member's Capital
Balance, January 1, 2009	$ 187,992
Net Income(Loss)	1,467,295
Member's Capital Contributions	500,000
Member's Capital Withdrawals	(1,000,000)
Balance, December 31, 2009	$ 1,155,287

The accompanying notes are an integral part of these financial statements

BSG Markets, LLC
Notes to Financial Statements

For the Year Ended December 31, 2009

1. Organization and nature of business

BSG Markets LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules. The Company is a Delaware corporation organized on April 12, 2002 that is a wholly owned subsidiary of BroadStreet Group, LLC. (the Parent)

2. Significant Accounting Policies

The Company is engaged in the business of trading securities for own account and private placements of securities. The Company is also providing advice to clients on structured products and securitization business. The financial statements reflect their own principal transactions and activities.

At present, the Company does not maintain any customers' accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred. The Company uses the Parent's facility to operate limited transactions during the year of 2009.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

3. Other Assets

The Company was engaged in a business to assist an insurance company to cancel the liability associated with its prior issuance of financial guaranty insurance policies on residential mortgage backed securities (RMBS) as a dealer manager in March 2009. The Company received $1,500,000 cash from the insurance company, of which $1,000,000 cash deposited in a segregated bank account is reserved as an indemnity fund and is restricted for a period of two years.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum the dollar amount of net capital requirement is $100,000. At December 31, 2009, the Company was in compliance with these regulations. The company's net capital ratio was 0.66 to 1, and exceeds dollar amount net capital requirement by $50,211.

5. Income tax

For the tax purpose, the Company is a limited liability company with a single member (Parent), and as such, is not responsible for the payment of federal and state taxes. The member is responsible for taxes on its share of the Company's profits.

6. Commitment and Contingence

The Company's office rent is leased from the Parent company. The rent is $1,000 per month and the term is based on month by month. No written agreement is signed in.

BSG MARKETS, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

BSG MARKETS, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

NET CAPITAL		
Total partners' equity		$1,155,287
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		1,155,287
Deductions:		
Nonallowable assets	(1,000,000)	(1,000,000)
Net capital before haircuts on securities positions		155,287
Haircuts on securities		
Trading and investment securities		
Others(Money Market)	(5,076)	(5,076)
NET CAPITAL		$150,211
AGGREGATE INDEBTEDNESS		
Other payable and accrued expenses	98,504	98,504
Total aggregate indebtedness		$98,504
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		6,567
Minimum dollar required:		$100,000
Excess net capital		$50,211
Excess net capital at 1,000% (Net capital - 10% of AI)		$140,361
Ratio: Aggregate indebtedness to net capital		0.66

BSG MARKETS, LLC

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)

There is no material difference between the net capital computation as reported on BSG Markets, LLC FOCUS report - Part IIA as of December 31, 2009.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$160,291
Other payable	(5,004)	
Adjustments: haircuts	(5,076)	(10,080)
Net capital per above		$150,211

Independent Auditor's Report on Internal Control Structure

Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To the Members of
BSG Markets, LLC

In planning and performing our audit of the financial statements of BSG Markets, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen, CPA
Yin Shen Co. CPA
New York, New York
February 12, 2010

BSG Markets, LLC

SIPC SUPPLEMENTAL REPORT
AND SUPPLEMENTARY SCHEDULES

December 31, 2009

New York, New York

Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Members of
BSG Markets, LLC
712 Fifth Avenue
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by BSG Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BSG Markets, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BSG Markets, LLC's management is responsible for the BSG Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the accounting book noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of SIPC Supplemental Schedule noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of SIPC Supplemental Schedule supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
February 12, 2010

BSG MARKETS, LLC

SIPC Supplemental Schedule

As of December 31, 2009

Total Revenue (per FOCUS filing)	$ 1,500,161
Total Deduction	-
SIPC Net Operating Revenue	$ 1,500,161
General Assessment @0.0025	$ 3,750
Minimum Due $150	150
Less previously paid	2,350
Less due with SIPC-7T	1,250
Assessment Balance Due	$ 0